Filed Pursuant to Rule 253(g)(2)
File No. 024-10716

1st stREIT OFFICE INC.

SUPPLEMENT NO. 2 DATED DECEMBER 21, 2018
TO THE OFFERING CIRCULAR DATED SEPTEMBER 27, 2018

This document supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated September 27, 2018 and filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its post-qualification amendment that was qualified by the SEC on September 27, 2018 (the “Offering Circular”), as previously supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Probable Acquisition
•	Increase of Ownership Limitation
•	January 2019 distribution
•	Establishment of purchase price
•	Net asset value as of September 30, 2018

Probable Acquisition

On December 21, 2018, the Company announced that it expects that outstanding conditions precedent to consummating the acquisition of The Allied Solutions Building (the “Allied Property”) will be satisfied in the near future. Subject to the satisfaction of customary closing conditions and other requirements, the Company, through a subsidiary of 1st stREIT Office Operating Partnership (“the Operating Partnership”), is expected to complete the acquisition in the first quarter of 2019.

The Allied Property is an approximately 142,000-square-foot mixed-use office and retail property, with an associated parking garage (the “North Garage”), located in Carmel, Indiana. The property is a newly constructed Class A building, and is part of the greater Midtown Carmel redevelopment project. The Allied Property is approximately 87% leased to two tenants: (i) 108,000 square feet leased until 2030 to Allied Solutions, LLC, an independently operating subsidiary of Securian Financial Group and one of the largest providers of insurance, lending and marketing products to banks and credit unions and (ii) approximately 17,750 square feet leased until 2029 to the F.C. Tucker Company, the largest independent real estate firm in the state of Indiana.

An affiliate of Tryperion Partners, LLC, the Company’s sponsor (the “Contract Party”), previously entered into an agreement for the purchase and sale of the Allied Property (the “Initial Agreement” and, as amended, the “PSA”) on April 3, 2018, with an unaffiliated third-party seller (the “Seller”). Part of the acquisition includes the assumption of the Seller’s contractual purchase interest in the North Garage pursuant to a separate installment purchase contract with an agency of the City of Carmel, Indiana (the “City”). The Contract Party will assign the PSA to a subsidiary of the Operating Partnership (the “Buyer”) prior to the closing.

The Initial Agreement was subsequently terminated by the parties, but was later reinstated through an amendment to the PSA (the “First Amendment”). The First Amendment set forth certain conditions precedent to Contract Party’s obligation to close the transaction, including that agencies of the City were required to amend certain documents that are recorded against the Allied Property and accept a dedication of a private road located on the property such that it will be a public right-of-way upon closing. The Contract Party has the right to terminate the PSA and not close the transaction at any time prior to these conditions precedent (and other closing conditions) being satisfied. The originally agreed upon purchase price schedule for the property was calculated through November 15, 2018. Due to the delay in the satisfaction of the conditions precedent beyond that date, the parties were required to agree upon a new purchase price schedule. As a result, the parties entered into a second amendment to the PSA on December 11, 2018, which established a purchase price of approximately $32 million (subject to prorations and adjustments in the ordinary course) if the closing takes place by January 8, 2019, which purchase price may be further modified if the closing is delayed beyond that date. As of the date of this filing, certain conditions precedent to the Contract Party’s obligation to close the transaction have not yet been satisfied and therefore the Contract Party is not yet obligated to close the transaction and still has the right to terminate the PSA prior to the satisfaction of such conditions precedent. However, the Company now believes that the conditions precedent related to the City noted above will be satisfied, although documentation must still be executed and recorded in order for the Contract Party (and by assignment the Buyer) to be obligated to close.

In connection with the acquisition, the Buyer will enter into a 10-year loan in an anticipated principal amount of $17,600,000 with an interest rate to be determined at closing.

There can be no assurance that the conditions to the closing of the acquisition of the Allied Property will be satisfied or that the closing will occur.

Increase of Ownership Limitation

On December 21, 2018, pursuant to the Articles of Incorporation of the Company (the “Articles”), the board of directors of the Company (the “Board”) approved an amendment to the Articles to increase the Aggregate Stock Ownership Limit to 5.75% of the Company’s outstanding capital stock and the Common Stock Ownership Limit to 5.75% of outstanding common stock of the Company (“Common Stock”), in each case from 4.11%. The amendment, which the Board has the authority pursuant to the Articles to approve without stockholder consent, was adopted to ensure the Company’s ongoing compliance with the real estate investment trust qualification requirements under the Internal Revenue Code of 1986, as amended.

Declaration of Dividend

On December 21, 2018, the Board declared a regular quarterly cash dividend of $0.25 per share of Common Stock for the period from October 1, 2018 to December 31, 2018. The dividend will be payable on January 10, 2019 to stockholders of record as of the close of business on December 21, 2018. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 10.00% on an annualized basis calculated at the current rate, assuming a Common Stock purchase price of $10.00 per share.

Establishment of Purchase Price

Beginning with January 1, 2019, the purchase price per share of Common Stock will be $10.00 per share, as the purchase price has to be the greater of the then-current net asset value (“NAV”) per share of Common Stock or $10.00. This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after March 31, 2019, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s stockholder redemption plan based on the then-current NAV per share.

Net Asset Value as of September 30, 2018

The Company calculates its NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of September 30, 2018, NAV per share of Common Stock was $9.95. This NAV is effective until updated by the Company on March 31, 2019 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of September 30, 2018:

September 30, 2018 (1)
Assets
Real estate:
Land	$4,109,646
Buildings and improvements	39,946,304
Total real estate, net, at fair value	44,055,950

Cash and cash equivalents	2,275,625
Restricted cash	1,065,996
Rents and other receivables, net	1,612,144
Other assets, net	106,562
Total assets	$49,116,277

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$24,600,000
Accounts payable and accrued expenses	1,448,505
Unearned tenant rents	391,856
Security deposits	140,880
Due to affiliate	218,575
Total liabilities	26,799,816

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 172,560 shares issued and outstanding at September 30, 2018	1,725
Additional paid-in capital	1,674,356
Cumulative distributions and net gain	41,121
Noncontrolling interests	20,599,259
Total stockholders' equity	22,316,461
Total liabilities and stockholders' equity	$49,116,277
Net asset value per share on 172,560 shares issued and outstanding at September 30, 2018(2)	$9.95

(1)	Unaudited consolidated balance sheet data as of September 30, 2018.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding immediately prior to redemptions processed and effective as of September 30, 2018. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Company’s manager, SW Manager, LLC (the “Manager”), on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Company’s offering circular filed with the Securities and Exchange Commission (“SEC”), the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Company’s Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended September 30, 2018. For the prior periods, the Company was not required to calculate NAV.

Date	NAV Per Share
June 30, 2018	$9.95
September 30, 2018	$9.95